

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

Ting Ting Chang
Chief Executive Officer
Zhong Yuan Bio-Technology Holdings Ltd
28 Queen's Road East
Tesbury Centre, Suite 901
Wanchai, Hong Kong

> **Re: Zhong Yuan Bio-Technology Holdings Ltd**
> **Post-Effective Amendment No. 4 to Form F-1**
> **Filed January 4, 2022**
> **File No. 333-235983**

Dear Mr. Chang:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 4 to Form F-1

Cover Page

1. We note your amended disclosure in response to comment 1 from our previous letter dated December 9, 2021. Please further revise to disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and Hong Kong. Additionally, please disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and describe how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Ting Ting Chang
Zhong Yuan Bio-Technology Holdings Ltd
February 22, 2022
Page 2

2.   We note your amended disclosure in response to comment 2 in our previous letter. Please further disclose how you will refer to the holding company and the subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing, and which subsidiaries or entities are conducting the business operations. For example, we note that Bao Feng and Dandong Bao Feng are depicted on the organizational chart on page 39, but not disclosed on the Cover Page.

Summary, page 4

3.   We note your amended disclosure in response to comment 3 in our last letter where you refer generally to the Risk Factor section beginning on page 10. Please revise your summary risk factors on pages 6 - 8 to include specific cross references, with page numbers, to the more detailed discussion elsewhere in the prospectus of each of the risks of doing business in China you mention here.

4.   We note your amended disclosure in response to prior comment 4 on page 7 where you state that you are not required to obtain pre-approval or permission to issue the securities or list on a U.S. exchange and that the shares being offered are not subject to the review or prior approval of the Cyberspace Administration of China (CAC) or the China Securities Regulatory Commission (CSRC). Please expand your Prospectus Summary disclosure to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. With respect to approvals or permissions both to operate your business and to offer securities to foreign investors, please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

5.   We note your amended disclosure in response to comment 5 from our last letter and your response directing attention to the disclosure added to the cover page and elsewhere in the document. Please revise to include disclosure responsive to prior comment 5 in the Prospectus Summary, such as a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Disclosure in response to this

comment should be in addition to the disclosure already on the Cover Page or in the Risk Factor on page 23. Finally, where you discuss dividends, distributions, or transfers made to date, either on the Cover Page, in the Summary or elsewhere, please quantify the amounts made to date, rather than qualifying the disclosure to "the period from April 1, 2021 to November 31, 2021, or for the previous fiscal year ended March 31, 2021."

6.   We note your amended disclosure in response to comment 6 in our last letter. In the Prospectus Summary, and anywhere you discuss the Holding Foreign Companies Accountable Act, please disclose that trading in your securities may be prohibited under the Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Also disclose in the Summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Risk Factors, page 10

7.   We note your disclosure about the Holding Foreign Companies Accountable Act on page 15. Please update your disclosure to reflect that on December 2, 2021, the Commission issued amendments to finalize the interim final rules to implement the HFCAA.

8.   We note your amended Risk Factor disclosure on page 20 in response to comment 7 in our last letter, which is limited to the risks relating to the Chinese government's oversight and control over offerings of securities that are conducted overseas and/or foreign investments in China based issuers. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Austin Wood at 202-551-5586 or Mary Beth Breslin at 202-551-3625 with any questions.

                                                      Sincerely,

                                                      Division of Corporation Finance
                                                      Office of Real Estate & Construction

cc: Celia Velletri